Exhbit 99.31

NEWS RELEASE

PENN WEST ENERGY TRUST

CONFERENCE CALL AND WEBCAST ANNOUNCEMENT

CALGARY, February 24, 2006/CNW/- Penn West Energy Trust is scheduled to release fourth quarter and year-end financial results on Monday, February 27, 2006 after market closing.

Following the release of its financial results, Penn West will conduct a conference call as outlined below:

Date:	Tuesday, February 28, 2006

Time:	9:00 a.m. M.T.

Call:	800-814-4861 Toll Free North America
416-644-3423 Toronto Area

Replay:	877-289-8525, passcode 21172569 followed by the pound key
416-640-1917, passcode 21172569 followed by the pound key
(Recording available to March 7, 2006)

Webcast:	http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1343980

Penn West Energy Trust is a senior oil and natural gas energy income trust based in Calgary, Alberta that trades on the Toronto Stock Exchange under the symbol PWT.UN.

For further information, please contact:

PENN WEST ENERGY TRUST

Suite 2200, 425 - First Street S.W.

Calgary, Alberta T2P 3L8

Phone: (403) 777-2500

Fax: (403) 777-2699

Toll-Free: 1-866-693-2707

Website: www.pennwest.com

E-mail: investor_relations@pennwest.com

William Andrew, President and CEO

Phone: (403) 777-2502